Exhibit 99.1

Penn West Petroleum Ltd.

Annual and Special Meeting of Shareholders

June 13, 2012

REPORT OF VOTING RESULTS

The following matters were voted upon at the Annual and Special Meeting of shareholders (“Shareholders”) of Penn West Petroleum Ltd. (the “Corporation”) held on June 13, 2012 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Notice of 2012 Annual and Special Meeting and Management Proxy Circular dated May 3, 2012, which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Penn West’s website at www.pennwest.com.

1.	Appointment of Auditor

By resolution passed by show of hands, KPMG LLP, Chartered Accountants, were appointed as auditor of Penn West for the ensuing year.

2.	Election of Directors

By resolution passed by ballot vote, the following eleven nominees proposed by management were elected directors of Penn West to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Nominee	Votes For		Votes Withheld
	Number	Percent	Number	Percent
James E. Allard	236,871,977	97.92%	5,024,446	2.08%
William E. Andrew	239,040,423	98.82%	2,855,159	1.18%
George H. Brookman	228,545,759	94.48%	13,350,664	5.52%
John A. Brussa	187,584,414	77.55%	54,312,009	22.45%
Gillian H. Denham	237,057,148	98.00%	4,839,275	2.00%
Daryl Gilbert	213,973,212	88.46%	27,923,211	11.54%
Shirley A. McClellan	236,875,874	97.92%	5,020,549	2.08%
Murray R. Nunns	236,998,171	97.98%	4,898,252	2.02%
Frank Potter	236,918,212	97.94%	4,978,211	2.06%
Jack Schanck	237,264,596	98.09%	4,631,827	1.91%
James C. Smith	237,229,746	98.07%	4,666,677	1.93%

3.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Information Circular dated May 3, 2012 and delivered in connection with the 2012 Annual and Special Meeting of Shareholders of the Corporation. The results of the ballot were as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
200,288,157	83.06%	40,856,706	16.94%